**INDUSTRIAS CH, S.A.B. DE C.V.**

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001







April 30, 2010.



**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903

The enclosed results of operations for the first quarter 2010 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g-3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours



Sergio Vigil
Chief Financial Officer

dlw 5/11

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**BALANCE SHEETS**

TO MARCH 31 OF 2010 AND 2009 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **s01** | **TOTAL ASSETS** | **32,185,797** | **100** | **37,098,617** | **100** |
| **s02** | **CURRENT ASSETS** | **15,848,935** | **49** | **17,294,579** | **47** |
| s03 | CASH AND AVAILABLE INVESTMENTS | 2,245,501 | 7 | 1,499,763 | 4 |
| s04 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 3,925,243 | 12 | 3,846,501 | 10 |
| s05 | OTHER ACCOUNTS AND NOTES RECEIVABLE (NET) | 1,491,767 | 5 | 836,173 | 2 |
| s06 | INVENTORIES | 8,024,391 | 25 | 10,760,523 | 29 |
| s07 | OTHER CURRENT ASSETS | 162,033 | 1 | 351,619 | 1 |
| **s08** | **LONG-TERM** | **0** | **0** | **0** | **0** |
| s09 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| s10 | INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| s11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| **s12** | **PROPERTY, PLANT AND EQUIPMENT (NET)** | **11,795,578** | **37** | **12,436,552** | **34** |
| s13 | LAND AND BUILDINGS | 5,370,901 | 17 | 5,389,451 | 15 |
| s14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 15,914,321 | 49 | 15,978,645 | 43 |
| s15 | OTHER EQUIPMENT | 318,007 | 1 | 315,763 | 1 |
| s16 | ACCUMULATED DEPRECIATION | 10,202,502 | 32 | 9,739,022 | 26 |
| s17 | CONSTRUCTION IN PROGRESS | 394,851 | 1 | 491,715 | 1 |
| **s18** | **OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)** | **4,399,786** | **14** | **7,244,175** | **20** |
| **s19** | **OTHER ASSETS** | **141,498** | **0** | **123,311** | **0** |
| **s20** | **TOTAL LIABILITIES** | **7,309,710** | **100** | **10,815,076** | **100** |
| **s21** | **CURRENT LIABILITIES** | **3,579,465** | **49** | **5,400,448** | **50** |
| s22 | SUPPLIERS | 2,396,621 | 33 | 3,423,341 | 32 |
| s23 | BANK LOANS | 0 | 0 | 9,316 | 0 |
| s24 | STOCK MARKET LOANS | 3,764 | 0 | 4,295 | 0 |
| s103 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| s25 | TAXES PAYABLE | 232,752 | 3 | 619,841 | 6 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 946,328 | 13 | 1,343,655 | 12 |
| **s27** | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| s28 | BANK LOANS | 0 | 0 | 0 | 0 |
| s29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| s30 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| **s31** | **DEFERRED LIABILITIES** | **0** | **0** | **13,013** | **0** |
| **s32** | **OTHER NON CURRENT LIABILITIES WITHOUT COST** | **3,730,245** | **51** | **5,401,615** | **50** |
| **s33** | **CONSOLIDATED STOCKHOLDERS EQUITY** | **24,876,087** | **100** | **26,283,541** | **100** |
| **s34** | **COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA** | **4,123,004** | **17** | **4,269,243** | **16** |
| **s35** | **COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA** | **20,753,083** | **83** | **22,014,298** | **84** |
| **s36** | **CONTRIBUTED CAPITAL** | **7,766,461** | **31** | **7,766,461** | **30** |
| s79 | CAPITAL STOCK | 6,636,495 | 27 | 6,636,495 | 25 |
| s39 | PREMIUM ON ISSUANCE OF SHARES | 1,129,966 | 5 | 1,129,966 | 4 |
| s40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| **s41** | **EARNED CAPITAL** | **12,986,622** | **52** | **14,247,837** | **54** |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 12,344,112 | 50 | 13,203,917 | 50 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | 652,372 | 3 | 1,053,782 | 4 |
| s80 | SHARES REPURCHASED | -9,862 | 0 | -9,862 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**BALANCE SHEETS**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **s03** | **CASH AND AVAILABLE INVESTMENTS** | **2,245,501** | **100** | **1,499,763** | **100** |
| s46 | CASH | 1,155,697 | 51 | 720,971 | 48 |
| s47 | AVAILABLE INVESTMENTS | 1,089,804 | 49 | 778,792 | 52 |
| **s07** | **OTHER CURRENT ASSETS** | **162,033** | **100** | **351,619** | **100** |
| s81 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s82 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s83 | OTHER | 162,033 | 100 | 351,619 | 100 |
| **s18** | **OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)** | **4,399,786** | **100** | **7,244,175** | **100** |
| s48 | DEFERRED EXPENSES (NET) | 2,591,121 | 59 | 3,050,094 | 42 |
| s49 | GOODWILL | 1,798,293 | 41 | 4,166,160 | 58 |
| s51 | OTHER | 10,372 | 0 | 27,921 | 0 |
| **s19** | **OTHER ASSETS** | **141,498** | **100** | **123,311** | **100** |
| s85 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| s104 | BENEFITS TO EMPLOYEES | 0 | 0 | 0 | 0 |
| s86 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s87 | OTHER | 141,498 | 100 | 123,311 | 100 |
| **s21** | **CURRENT LIABILITIES** | **3,579,465** | **100** | **5,400,448** | **100** |
| s52 | FOREIGN CURRENCY LIABILITIES | 2,391,743 | 67 | 2,668,081 | 49 |
| s53 | MEXICAN PESOS LIABILITIES | 1,187,722 | 33 | 2,732,367 | 51 |
| **s26** | **OTHER CURRENT LIABILITIES WITHOUT COST** | **946,328** | **100** | **1,343,655** | **100** |
| s88 | DERIVATIVE FINANCIAL INSTRUMENTS | 218,498 | 23 | 460,615 | 34 |
| s89 | INTEREST LIABILITIES | 5,300 | 1 | 5,917 | 0 |
| s68 | PROVISIONS | 0 | 0 | 0 | 0 |
| s90 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s58 | OTHER CURRENT LIABILITIES | 722,530 | 76 | 877,123 | 65 |
| s105 | BENEFITS TO EMPLOYEES | 0 | 0 | 0 | 0 |
| **s27** | **LONG-TERM LIABILITIES** | **0** | **100** | **0** | **100** |
| s59 | FOREIGN CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| s60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| **s31** | **DEFERRED LIABILITIES** | **0** | **100** | **13,013** | **100** |
| s65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| s67 | OTHER | 0 | 0 | 13,013 | 100 |
| **s32** | **OTHER NON CURRENT LIABILITIES WITHOUT COST** | **3,730,245** | **100** | **5,401,615** | **100** |
| s66 | DEFERRED TAXES | 3,609,865 | 97 | 5,310,065 | 98 |
| s91 | OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE | 60,742 | 2 | 31,484 | 1 |
| s92 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s69 | OTHER LIABILITIES | 59,638 | 2 | 60,066 | 1 |
| **s79** | **CAPITAL STOCK** | **6,636,495** | **100** | **6,636,495** | **100** |
| s37 | CAPITAL STOCK (NOMINAL) | 5,098,604 | 77 | 5,098,604 | 77 |
| s38 | RESTATEMENT OF CAPITAL STOCK | 1,537,891 | 23 | 1,537,891 | 23 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
**INDUSTRIAS CH, S.A.B. DE C.V.**

QUARTER: **01** YEAR: **2010**

**BALANCE SHEETS**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **s42** | **RETAINED EARNINGS AND CAPITAL RESERVES** | **12,344,112** | **100** | **13,203,917** | **100** |
| s93 | LEGAL RESERVE | 666,558 | 5 | 550,221 | 4 |
| s43 | RESERVE FOR REPURCHASE OF SHARES | 1,101,345 | 9 | 1,101,345 | 8 |
| s94 | OTHER RESERVES | 0 | 0 | 0 | 0 |
| s95 | RETAINED EARNINGS | 10,115,441 | 82 | 10,969,992 | 83 |
| s45 | NET INCOME FOR THE YEAR | 460,768 | 4 | 582,359 | 4 |
| **s44** | **OTHER ACCUMULATED COMPREHENSIVE RESULT** | **652,372** | **100** | **1,053,782** | **100** |
| s70 | ACCUMULATED MONETARY RESULT | 0 | 0 | 0 | 0 |
| s71 | RESULT FROM HOLDING NON-MONETARY ASSETS | 0 | 0 | 0 | 0 |
| s96 | CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION | 769,583 | 118 | 1,314,041 | 125 |
| s97 | CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS | -117,211 | -18 | -260,259 | -25 |
| s98 | CUMULATIVE EFFECT OF DEFERRED INCOME TAXES | 0 | 0 | 0 | 0 |
| s100 | OTHER | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**BALANCE SHEETS**

**CONSOLIDATED**

OTHER CONCEPTS

(Thousand Pesos)

**Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| s72 | WORKING CAPITAL | 12,269,470 | 11,894,131 |
| s73 | PENSIONS AND SENIORITY PREMIUMS | 0 | 0 |
| s74 | EXECUTIVES (*) | 62 | 66 |
| s75 | EMPLOYEES (*) | 1,809 | 2,005 |
| s76 | WORKERS (*) | 3,213 | 2,517 |
| s77 | OUTSTANDING SHARES (*) | 436,574,580 | 436,574,580 |
| s78 | REPURCHASED SHARES (*) | 293,900 | 293,900 |
| s101 | RESTRICTED CASH | 0 | 0 |
| s102 | DEBT OF NON CONSOLIDATED COMPANIES | 0 | 0 |

(*) THESE CONCEPTS ARE STATED IN UNITS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**STATEMENTS OF INCOME**

**CONSOLIDATED**

FROM JANUARY THE 1st TO MARCH 31 OF 2010 AND 2009

(Thousand Pesos)

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **r01** | **NET SALES** | **6,985,475** | **100** | **6,011,442** | **100** |
| r02 | COST OF SALES | 5,761,064 | 82 | 4,778,176 | 79 |
| **r03** | **GROSS PROFIT** | **1,224,411** | **18** | **1,233,266** | **21** |
| r04 | GENERAL EXPENSES | 540,776 | 8 | 611,773 | 10 |
| **r05** | **INCOME (LOSS) FROM OPERATION** | **683,635** | **10** | **621,493** | **10** |
| r08 | OTHER INCOME AND (EXPENSE), NET | 8,893 | 0 | 631 | 0 |
| r06 | COMPREHENSIVE FINANCING RESULT | -77,046 | -1 | 95,057 | 2 |
| r12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| r48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| **r09** | **INCOME BEFORE INCOME TAXES** | **615,482** | **9** | **717,181** | **12** |
| r10 | INCOME TAXES | 20,534 | 0 | 6,734 | 0 |
| **r11** | **INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS** | **594,948** | **9** | **710,447** | **12** |
| r14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| **r18** | **NET CONSOLIDATED INCOME** | **594,948** | **9** | **710,447** | **12** |
| r19 | NET INCOME OF PARTICIPATION NOT CONTROLADORA | 134,180 | 2 | 128,088 | 2 |
| **r20** | **NET INCOME OF PARTICIPATION CONTROLADORA** | **460,768** | **7** | **582,359** | **10** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**STATEMENTS OF INCOME**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **r01** | **NET SALES** | **6,985,475** | **100** | **6,011,442** | **100** |
| r21 | DOMESTIC | 3,491,177 | 50 | 3,586,314 | 60 |
| r22 | FOREIGN | 3,494,298 | 50 | 2,425,128 | 40 |
| r23 | TRANSLATED INTO DOLLARS (***) | 277,537 | 4 | 168,524 | 3 |
| **r08** | **OTHER INCOME AND (EXPENSE), NET** | **8,893** | **100** | **631** | **100** |
| r49 | OTHER INCOME AND (EXPENSE), NET | 8,893 | 100 | 631 | 100 |
| r34 | EMPLOYEES PROFIT SHARING EXPENSES | 0 | 0 | 0 | 0 |
| r35 | DEFERRED EMPLOYEES PROFIT SHARING | 0 | 0 | 0 | 0 |
| **r06** | **COMPREHENSIVE FINANCING RESULT** | **-77,046** | **100** | **95,057** | **100** |
| r24 | INTEREST EXPENSE | 1,581 | -2 | 10,697 | 11 |
| r42 | GAIN (LOSS) ON RESTATEMENT OF UDIS | 0 | 0 | 0 | 0 |
| r45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| r26 | INTEREST INCOME | 2,723 | -4 | 15,202 | 16 |
| r46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| r25 | FOREIGN EXCHANGE GAIN (LOSS) (NET) | -78,188 | 101 | 90,552 | 95 |
| r28 | RESULT FROM MONETARY POSITION | 0 | 0 | 0 | 0 |
| **r10** | **INCOME TAXES** | **20,534** | **100** | **6,734** | **100** |
| r32 | INCOME TAX | 22,231 | 108 | -160,109 | -2378 |
| r33 | DEFERRED INCOME TAX | -1,697 | -8 | 166,843 | 2478 |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

**INDUSTRIAS CH, S.A.B. DE C.V.**

QUARTER: **01** YEAR: **2010**

**STATEMENTS OF INCOME**

**CONSOLIDATED**

OTHER CONCEPTS

(Thousand Pesos)

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| r36 | TOTAL SALES | 7,334,749 | 6,312,014 |
| r37 | TAX RESULT FOR THE YEAR | 0 | 0 |
| r38 | NET SALES (**) | 23,140,953 | 37,057,704 |
| r39 | OPERATING INCOME (**) | 1,164,379 | 3,410,473 |
| r40 | NET INCOME OF PARTICIPATION CONTROLADORA(**) | 997,617 | 2,338,903 |
| r41 | NET CONSOLIDATED INCOME (**) | 1,301,732 | 2,805,656 |
| r47 | OPERATIVE DEPRECIATION AND ACCUMULATED | 281,440 | 296,002 |

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**QUARTERLY STATEMENTS OF INCOME**

**CONSOLIDATED**

FROM JANUARY1 TO MARCH 31 OF 2010

(Thousand Pesos)

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **rt01** | **NET SALES** | **6,985,475** | **100** | **6,011,442** | **100** |
| rt02 | COST OF SALES | 5,761,064 | 82 | 4,778,176 | 79 |
| **rt03** | **GROSS PROFIT** | **1,224,411** | **18** | **1,233,266** | **21** |
| rt04 | GENERAL EXPENSES | 540,776 | 8 | 611,773 | 10 |
| **rt05** | **INCOME (LOSS) FROM OPERATION** | **683,635** | **10** | **621,493** | **10** |
| rt08 | OTHER INCOME AND (EXPENSE), NET | 8,893 | 0 | 631 | 0 |
| rt06 | COMPREHENSIVE FINANCING RESULT | -77,046 | -1 | 95,057 | 2 |
| rt12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| rt48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| **rt09** | **INCOME BEFORE INCOME TAXES** | **615,482** | **9** | **717,181** | **12** |
| rt10 | INCOME TAXES | 20,534 | 0 | 6,734 | 0 |
| **rt11** | **INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS** | **594,948** | **9** | **710,447** | **12** |
| rt14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| **rt18** | **NET CONSOLIDATED INCOME** | **594,948** | **9** | **710,447** | **12** |
| rt19 | NET INCOME OF PARTICIPATION NOT CONTROLADORA | 134,180 | 2 | 128,088 | 2 |
| **rt20** | **NET INCOME OF PARTICIPATION CONTROLADORA** | **460,768** | **7** | **582,359** | **10** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**QUARTERLY STATEMENTS OF INCOME**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **rt01** | **NET SALES** | **6,985,475** | **100** | **6,011,442** | **100** |
| rt21 | DOMESTIC | 3,491,177 | 50 | 3,586,314 | 60 |
| rt22 | FOREIGN | 3,494,298 | 50 | 2,425,128 | 40 |
| rt23 | TRANSLATED INTO DOLLARS (***) | 277,537 | 4 | 168,524 | 3 |
| **rt08** | **OTHER INCOME AND (EXPENSE), NET** | **8,893** | **100** | **631** | **100** |
| rt49 | OTHER INCOME AND (EXPENSE), NET | 8,893 | 100 | 631 | 100 |
| rt34 | EMPLOYEES PROFIT SHARING EXPENSES | 0 | 0 | 0 | 0 |
| rt35 | DEFERRED EMPLOYEES PROFIT SHARING | 0 | 0 | 0 | 0 |
| **rt06** | **COMPREHENSIVE FINANCING RESULT** | **-77,046** | **100** | **95,057** | **100** |
| rt24 | INTEREST EXPENSE | 1,581 | -2 | 10,697 | 11 |
| rt42 | GAIN (LOSS) ON RESTATEMENT OF UDIS | 0 | 0 | 0 | 0 |
| rt45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| rt26 | INTEREST INCOME | 2,723 | -4 | 15,202 | 16 |
| rt46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| rt25 | FOREIGN EXCHANGE GAIN (LOSS) (NET) | -78,188 | 101 | 90,552 | 95 |
| rt28 | RESULT FROM MONETARY POSITION | 0 | 0 | 0 | 0 |
| **rt10** | **INCOME TAXES** | **20,534** | **100** | **6,734** | **100** |
| rt32 | INCOME TAX | 22,231 | 108 | -160,109 | -2378 |
| rt33 | DEFERRED INCOME TAX | -1,697 | -8 | 166,843 | 2478 |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

**INDUSTRIAS CH, S.A.B. DE C.V.**

QUARTER: **01** YEAR: **2010**

**QUARTERLY STATEMENTS OF INCOME**

**CONSOLIDATED**

OTHER CONCEPTS

(Thousand Pesos)

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| rt47 | OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES | 281,440 | 296,002 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**STATE OF CASH FLOW (INDIRECT METHOD)**

MAIN CONCEPTS

**Final Printing**

(Thousand Pesos)

**CONSOLIDATED**

| REF F | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| | **ACTIVITIES OF OPERATION** | | |
| e01 | **INCOME (LOSS) BEFORE INCOME TAXES** | 615,482 | 717,181 |
| e02 | + (-)ITEMS NOT REQUIRING CASH | -1,288 | 15,868 |
| e03 | + (-)ITEMS RELATED TO INVESTING ACTIVITIES | 278,717 | 286,207 |
| e04 | + (-)ITEMS RELATED TO FINANCING ACTIVITIES | 1,581 | 13,477 |
| e05 | **CASH FLOW BEFORE INCOME TAX** | 894,492 | 1,032,733 |
| e06 | CASH FLOWPROVIDED OR USED IN OPERATION | -912,047 | -208,413 |
| e07 | **NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES** | -17,555 | 824,320 |
| | **INVESTMENT ACTIVITIES** | | |
| e08 | NET CASH FLOW FROM INVESTING ACTIVITIES | -42,472 | -183,343 |
| e09 | **FINANCING ACTIVITIES** | -60,027 | 640,977 |
| | **FINANCING ACTIVITIES** | | |
| e10 | NET CASH FROM FINANCING ACTIVITIES | -11,291 | -6,742 |
| e11 | **NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS** | -71,318 | 634,235 |
| e12 | **TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS** | -1,170 | -1,372 |
| e13 | CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD | 2,317,989 | 866,900 |
| e14 | **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | 2,245,501 | 1,499,763 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**STATE OF CASH FLOW (INDIRECT METHOD)**

**Final Printing**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

| REF F | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **e02** | **+ (-)ITEMS NOT REQUIRING CASH** | -1,288 | 15,868 |
| e15 | +ESTIMATES FOR THE PERIOD | 0 | 0 |
| e16 | +PROVISIONS FOR THE PERIOD | 0 | 0 |
| e17 | + (-)OTHER UNREALIZED ITEMS | -1,288 | 15,868 |
| **e03** | **+ (-)ITEMS RELATED TO INVESTING ACTIVITIES** | 278,717 | 286,207 |
| e18 | + DEPRECIATION AND AMORTIZATION FOR THE PERIOD | 281,440 | 296,002 |
| e19 | (-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| e20 | +IMPAIRMENT LOSS | 0 | 0 |
| e21 | (-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES | 0 | 0 |
| e22 | (-)DIVIDENDS RECEIVED | 0 | 0 |
| e23 | (-)INTEREST INCOME | -2,723 | -9,795 |
| e24 | (-)+ OTHER ITEMS | 0 | 0 |
| **e04** | **+ (-)ITEMS RELATED TO FINANCING ACTIVITIES** | 1,581 | 13,477 |
| e25 | +ACCRUED INTEREST | 1,581 | 0 |
| e26 | + (-) OTHER ITEMS | 0 | 13,477 |
| **e06** | **CASH FLOWPROVIDED OR USED IN OPERATION** | -912,047 | -208,413 |
| e27 | + (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | -1,469,963 | -504,478 |
| e28 | + (-)DECREASE (INCREASE) IN INVENTORIES | 499,300 | 770,559 |
| e29 | + (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | 733,291 | -359,071 |
| e30 | + (-)INCREASE (DECREASE) IN SUPPLIERS | 385,280 | -357,021 |
| e31 | + (-)INCREASE (DECREASE) IN OTHER LIABILITIES | -1,014,404 | 416,214 |
| e32 | + (-) INCOME TAXES PAID OR RETURNED | -45,551 | -174,616 |
| **e08** | **NET CASH FLOW FROM INVESTING ACTIVITIES** | -42,472 | -183,343 |
| e33 | -PERMANENT INVESTMENT IN SHARES | 0 | 0 |
| e34 | +DISPOSITION OF PERMANENT INVESTMENT IN SHARES | 0 | 0 |
| e35 | -INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT | -54,905 | -96,951 |
| e36 | +SALE OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| e37 | -INVESTMENT IN INTANGIBLE ASSETS | 0 | 0 |
| e38 | +DISPOSITION OF INTANGIBLE ASSETS | 0 | 0 |
| e39 | -OTHER PERMANENT INVESTMENTS | 0 | -96,187 |
| e40 | +DISPOSITION OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| e41 | + DIVIDEND RECEIVED | 0 | 0 |
| e42 | +INTEREST RECEIVED | 12,433 | 9,795 |
| e43 | + (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS | 0 | 0 |
| e44 | + (-)OTHER ITEMS | 0 | 0 |
| **e10** | **NET CASH FROM FINANCING ACTIVITIES** | -11,291 | -6,742 |
| e45 | +BANK FINANCING | 0 | 0 |
| e46 | +STOCK MARKET FINANCING | 0 | 0 |
| e47 | +OTHER FINANCING | 0 | 0 |
| e48 | (-)BANK FINANCING AMORTIZATION | 0 | 0 |
| e49 | (-)STOCK MARKET FINANCING AMORTIZATION | 0 | 0 |
| e50 | (-)OTHER FINANCING AMORTIZATION | 0 | 0 |
| e51 | + (-)INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 0 |
| e52 | (-)DIVIDENDS PAID | 0 | 0 |
| e53 | +PREMIUM ON ISSUANCE OF SHARES | 0 | 143 |
| e54 | +CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| e55 | -INTEREST EXPENSE | -11,291 | -6,885 |
| e56 | -REPURCHASE OF SHARES | 0 | 0 |
| e57 | + (-)OTHER ITEMS | 0 | 0 |

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**DATA PER SHARE**

**CONSOLIDATED**

**Final Printing**

| REF D | CONCEPTS | CURRENT YEAR | | | PREVIOUS YEAR | | |
|---|---|---|---|---|---|---|---|
| | | AMOUNT | | | AMOUNT | | |
| d01 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 2.98 | | $ | 6.42 | |
| d02 | BASIC PROFIT PER PREFERRED SHARE (**) | $ | 0 | | $ | 0.00 | |
| d03 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0 | | $ | 0.00 | |
| d04 | EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**) | $ | 2.98 | | $ | 6.42 | |
| d05 | DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**) | $ | 0 | | $ | 0.00 | |
| d08 | CARRYNG VALUE PER SHARE | $ | 47.54 | | $ | 50.43 | |
| d09 | CASH DIVIDEND ACCUMULATED PER SHARE | $ | 0 | | $ | 0.00 | |
| d10 | DIVIDEND IN SHARES PER SHARE | | 0 | shares | | 0.00 | shares |
| d11 | MARKET PRICE TO CARRYING VALUE | | 1.03 | times | | 0.56 | times |
| d12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 16.46 | times | | 4.45 | times |
| d13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**RATIOS** **CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| p01 | NET CONSOLIDATED INCOME TO NET SALES | 8.52 | % | 11.82 | % |
| p02 | NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**) | 5.23 | % | 10.67 | % |
| p03 | NET INCOME TO TOTAL ASSETS (**) | 4.04 | % | 7.56 | % |
| p04 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0 | % | 0.00 | % |
| p05 | RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME | 0.00 | % | 0.00 | % |
| | **ACTIVITY** | | | | |
| p06 | NET SALES TO NET ASSETS (**) | 0.72 | times | 1.00 | times |
| p07 | NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**) | 1.96 | times | 2.98 | times |
| p08 | INVENTORIES TURNOVER (**) | 2.45 | times | 2.89 | times |
| p09 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 44 | days | 50 | days |
| p10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 10.95 | % | 0.00 | % |
| | **LEVERAGE** | | | | |
| p11 | TOTAL LIABILITIES TO TOTAL ASSETS | 22.71 | % | 29.15 | % |
| p12 | TOTAL LIABILITIES TO STOCKHOLDERS EQUITY | 0.29 | times | 0.41 | times |
| p13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 32.72 | % | 24.67 | % |
| p14 | LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET) | 0.00 | % | 0.00 | % |
| p15 | INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID | 432.41 | times | 58.10 | times |
| p16 | NET SALES TO TOTAL LIABILITIES (**) | 3.17 | times | 3.43 | times |
| | **LIQUIDITY** | | | | |
| p17 | CURRENT ASSETS TO CURRENT LIABILITIES | 4.43 | times | 3.20 | times |
| p18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 2.19 | times | 1.21 | times |
| p19 | CURRENT ASSETS TO TOTAL LIABILITIES | 2.17 | times | 1.60 | times |
| p20 | CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES | 62.73 | % | 27.77 | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

## ANALYSIS OF INVESTMENTS IN SHARES

**CONSOLIDATED**

SUBSIDIARIES

**Final Printing**

| COMPANY NAME | MAIN ACTIVITIES | NUMBER OF SHARES | % OWNERSHIP |
|---|---|---|---|
| OPERADORA DE INDUSTRIAS CH, S.A. DE C.V. | COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO | 50 | 99.99 |
| SERVICIOS CH, S.A. DE C.V. | PRESTACIÓN DE TODA CLASE DE SERVICIOS | 1 | 99.99 |
| ACEROS CH, S.A. DE C.V. | COMERC. EN GRAL. DE TODA CLASE DE ACEROS | 50 | 99.99 |
| CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V. | FABRICACION DE PERFILES Y TUBULARES | 445,000 | 99.99 |
| INMOBILIARIA PYTSA, S.A. DE C.V. | ARRENDAMIENTO DE BIENES INMUBLES | 50,000 | 99.99 |
| PROCARSA, S.A. DE C.V. | FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA | 123,628,404 | 99.99 |
| INMOBILIARIA PROCARSA, S.A. DE C.V. | ARRENDAMIENTO DE BIENES INMUEBLES | 50,000 | 99.99 |
| TUBERIAS PROCARSA ,S.A DE C.V. | FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA | 588,927,239 | 99.99 |
| OPERADORA PROCARSA, S.A. DE C.V. | COMPRA VENTA, DIST., Y MAQUILA DE TUBO | 15,000 | 99.99 |
| SIDERURGICA DEL GOLFO, S.A. DE C.V. | FABRICACIÓN DE ANGULO Y SOLERA | 12,117,550 | 99.99 |
| SIGOSA ACEROS, S.A DE C.V. | COMPRA VENTA Y DIST DE ANGULO Y ACERO | 32,629,700 | 99.99 |
| SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V. | PRESTACIÓN DE TODA CLASE DE SERVICIOS | 50,000 | 99.99 |
| PYTSA MONCLOVA, SA DE C.V. | FABRICACIÓN DE TUBOS Y PERFILES | 50,000 | 99.99 |
| GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS. | MANF. Y VENTA DE PROD. SIDERÚRGICOS | 497,709,214 | 76.47 |
| OPERADORA ICH, S.A DE C.V. | FABRICACIÓN DE ACEROS ESPECIALES | 45,000 | 99.99 |
| ADMINISTRACION DE EMPRESAS CH, S.A DE C.V. | PRESTACIÓN DE TODA CLASE DE SERVICIOS | 50,000 | 99.99 |
| PYTSA INDUSTRIAL, S.A DE C.V. | FABRICACION DE PERFILES Y TUBULARES | 1,000,000 | 99.99 |
| ACEROS Y LAMINADOS SIGOSA, S.A DE C.V. | COMPRA VENTA Y DIST. DE ANGULO Y SOLERA | 39,579,700 | 99.99 |
| PYTSA INDuSTRIAL DE MÉXICO, S. A. DE C. V. | MATERIALES METALICOS PARA LA CONSTRUCCIÓ | 50,000 | 99.99 |
| ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE | PRESTACIÓN DE TODA CLASE DE SERVICIOS | 50,000 | 99.99 |
| COMERCIALIZADORA PYTSA, S.A DE C.V. | PRESTACIÓN DE TODA CLASE DE SERVICIOS | 50,000 | 99.99 |
| SIM REP CORPORATION | TENEDORA DE ACCIONES | 1,000 | 99.86 |
| HOLDING PROTEL , S.A DE C.V. | TENEDORA DE ACCIONES | 90,273,151 | 100.00 |
| INDUSTRIAL PROCARSA, S.A DE C.V. | FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA | 49,857,883 | 100.00 |
| CIA. SIDERURGICA DEL GOLFO, S.A DE C.V. | COMPRA VENTA Y DIST. DE ANGULO Y SOLERA | 23,264,129 | 100.00 |
| NUEVA PYTSA INDUSTRIAL, S.A . DE C.V. | COMERZIALIZADORA DE LAMINA EN ROLLO | 13,318,498 | 100.00 |
| BASTEK INVESTMENTS, B.V. | TENEDORA DE ACCIONES | 200 | 100.00 |
| COMERCIALIZADORA SIGOSA, S.A. DE C.V. | COMPRA VENTA Y DIST. DE ANGULO Y SOLERA | 50,000 | 99.99 |
| PERFILES COMERCIALES SIGOSA, S.A. DE C.V. | COMPRA VENTA Y DIST. DE ANGULO Y SOLERA | 2,000 | 99.99 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

**INDUSTRIAS CH, S.A.B. DE C.V.**

QUARTER: **01** YEAR: **2010**

## CREDITS BREAK DOWN

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| SECURED | | | | | | | | | | | | | | | | |
| COMMERCIAL BANKS | | | | | | | | | | | | | | | | |
| OTHER | | | | | | | | | | | | | | | | |
| TOTAL BANKS | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

## CREDITS BREAK DOWN

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| STOCK MARKET | | | | | | | | | | | | | | | | |
| LISTED STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| MEDIUM TERM | NOT | 20/08/1993 | 15/12/1998 | | | | | | | | 0 | 3,764 | 0 | 0 | 0 | 0 |
| SECURED | | | | | | | | | | | | | | | | |
| PRIVATE PLACEMENTS | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| SECURED | | | | | | | | | | | | | | | | |
| TOTAL BANKS | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,764 | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

## CREDITS BREAK DOWN

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF AGREEMENT | AMORTIZATION DATE | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| DIVERSOS | NOT APPLIED | | | | 548,646 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| DIVERSOS | NOT | | | | | | | | | | 0 | 1,847,975 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | | | 548,646 | 0 | 0 | 0 | 0 | 0 | 0 | 1,847,975 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER LOANS WITH COST (S103 Y S30) | | | | | | | | | | | | | | | | |
| | NOT APPLIED | | | | 0 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| | NOT | | | | | | | | | | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER CURRENT LIABILITIES WITHOUT COST (S26) | | | | | | | | | | | | | | | | |
| DIVERSOS | NOT APPLIED | | | | 402,560 | 0 | | | | | | | | | | |
| DIVERSOS | | | | | | | | | | | 543,768 | 0 | | | | |
| TOTAL | | | | | 402,560 | 0 | 0 | 0 | 0 | 0 | 543,768 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| TOTAL | | | | | 951,206 | 0 | 0 | 0 | 0 | 0 | 543,768 | 1,851,739 | 0 | 0 | 0 | 0 |

**MONETARY FOREIGN CURRENCY POSITION**

**CONSOLIDATED**

(Thousand Pesos)

**Final Printing**

| FOREIGN CURRENCY POSITION | DOLLARS | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | DOLLARS | PESOS | DOLLARS | PESOS | |
| **MONETARY ASSETS** | **453,131** | **5,647,830** | **0** | **0** | **5,647,830** |
| **LIABILITIES POSITION** | **191,170** | **2,389,344** | **192** | **2,399** | **2,391,743** |
| SHORT-TERM LIABILITIES POSITION | 191,170 | 2,389,344 | 192 | 2,399 | 2,391,743 |
| LONG-TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| **NET BALANCE** | **261,961** | **3,258,486** | **-192** | **-2,399** | **3,256,087** |

**NOTES**

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
**INDUSTRIAS CH, S.A.B. DE C.V.**

QUARTER: **01** YEAR: **2010**

**RESULT FROM MONETARY POSITION**

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITY MONETARY POSITION | MONTHLY INFLATION | MONTHLY PROFIT AND (LOSS) |
|---|---|---|---|---|---|
| **TOTAL** | | | | | 0 |

| OTHER CONCEPTS: | |
|---|---|
| CAPITALIZED RESULT FOR MONETARY POSITION | |

**NOTES**

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**CONSOLIDATED**

**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY | UTILIZATION (%) |
|---|---|---|---|
| PLANTA DE ACERO TLALNEPANTLA | PLANTA PRODUCTORA DE ACEROS | 100 | 0.00 |
| PLANTA DE TUBERIA MONCLOVA | PLANTA PROD DE TUB CON COSTURA | 176 | 53.00 |
| PLANTA DE PERFILES ECATEPEC | PLANTA PROD DE TUB CON COSTURA DE | 100 | 64.00 |
| PLANTA DE LAM MATAMOROS | PLANTA PRODUCTORA DE PERFILES | 250 | 70.00 |
| PLANTA DE ACERO EN GUADALAJARA | PRODUCCION Y VENTA DE acero | 480 | 77.11 |
| PLANTA DE ACERO MEXICALI | PRODUCCION Y VENTA DE acero | 250 | 82.14 |
| PLANTAS ACERO APIZACO-CHOLULA | PRODUCCION Y VENTA DE ACERO | 460 | 72.07 |
| PLANTA DE ACERIA CANTON | PRODUCCION DE BILLET | 1,380 | 70.30 |
| PLANTA DE ACERIA EN LORAIN | PRODUCCION DE BILLET | 1,150 | 0.00 |
| PLANTA LORAIN (LAMINACION) | PRODUCCION Y VENTA DE ACERO | 840 | 40.30 |
| PLANTA LACKAWANNA | PRODUCCION Y VENTA DE ACERO | 600 | 73.90 |
| PLANTA MASSILLION | PRODUCCION Y VENTA DE ACERO | 125 | 55.70 |
| PLANTA GARY | PRODUCCION Y VENTA DE ACERO | 70 | 37.50 |
| PLANTA ONTARIO | PRODUCCION Y VENTA DE ACERO | 60 | 67.50 |
| PLANTAS EN SAN LUIS POTOSI | PRODUCCION Y VENTA DE ACERO | 600 | 91.57 |

**NOTES**

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

**MAIN RAW MATERIALS**

**CONSOLIDATED**

**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|
| **CHATARRA, PLANTAS EN USA** | DIVERSOS | Importación | NO | 25.00 |
| **CHATARRA, PLANTAS EN MEXICO** | DIVERSOS | Nacional | | 40.00 |
| **LAMINA ROLADA EN CALIENTE** | ALTOS HORNOS DE MEXICO, S.A. T | Nacional | | 4.00 |
| **PALANQUILLA** | DIVERSOS | Nacional | | 4.00 |
| **PELLETS, PLANTAS EN USA** | CLIFF SALES COMPANY, US STEEL | Importación | NO | 8.00 |
| **FERROALEACIONES, PLANTAS EN US** | DIVERSOS | Importación | NO | 6.00 |
| **FERROALEACIONES, PLANTAS EN ME** | DIVERSOS | Nacional | | 4.00 |
| **ELECTRODOS, PLANTAS USA** | SGL, CARBON, | Importación | NO | 1.10 |
| **ELECTRODOS, PLANTAS EN MEXICO** | DIVERSOS | Nacional | | 2.00 |

**NOTES**

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

## SALES DISTRIBUTION BY PRODUCT

**CONSOLIDATED**

NET SALES/TOTAL SALES

**Final Printing**

| MAIN PRODUCTS | NET SALES | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **DOMESTIC SALES** | | | | | |
| ACEROS ESPECIALES | 80 | 804,653 | 0.00 | | |
| aceros comerciales | 301 | 2,597,621 | 0.00 | | |
| tuberia | 3 | 88,903 | 0.00 | | |
| **FOREIGN SALES** | | | | | |
| | 276 | 3,494,298 | 0.00 | | |
| **TOTAL** | | 6,985,475 | | | |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2010**

**INDUSTRIAS CH, S.A.B. DE C.V.**

## SALES DISTRIBUTION BY PRODUCT

**CONSOLIDATED**

FOREIGN SALES

**Final Printing**

| MAIN PRODUCTS | NET SALES | | DESTINATION | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **EXPORT** | | | | | |
| ACEROS ESPECIALES | 240 | 3,164,900 | | | |
| aceros comerciales | 32 | 274,989 | | | |
| tuberia | 4 | 54,409 | | | |
| **FOREIGN SUBSIDIARIES** | | | | | |
| aceros especiales | 223 | 2,976,617 | | | |
| **TOTAL** | | **6,470,915** | | | |

**NOTES**

**PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE**

**INFORMATION RELATED TO BULLETIN B-15**
**(FOREIGN CURRENCY TRANSLATION)**

## ANALYSIS OF PAID CAPITAL STOCK

**CONSOLIDATED**

**Final Printing**

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | FREE SUBSCRIPTION | FIXED | VARIABLE |
| B | 0.00000 | 0 | 360,507,744 | 76,066,836 | 0 | 436,574,580 | 3,484,908 | 1,613,696 |
| TOTAL | | | 360,507,744 | 76,066,836 | 0 | 436,574,580 | 3,484,908 | 1,613,696 |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION** 436,574,580

**NOTES**

**DERIVATIVE FINANCIAL INSTRUMENTS**